EXHIBIT (10a)

SEPARATION AGREEMENT AND GENERAL RELEASE

I, Jonathan R. Letzler, am entering into this Separation Agreement and General Release (this “Agreement”) on the date indicated next to my signature at the end of this Agreement with Russell Corporation (the “Company”).

BACKGROUND

A. Pursuant to the terms of my Employment Agreement with the Company, dated November 20, 2002 (the “Employment Agreement”), I served as President and Chief Operating Officer of the Company until August 10, 2005, the date as of which the Company terminated my employment without cause pursuant to the terms of the Employment Agreement.

B. Pursuant to the terms of the Employment Agreement, I became entitled to (i.e., I earned and became vested in) certain payments and other benefits as a result of my termination, subject to my reasonable compliance with covenants contained in the Employment Agreement including noncompetition and nondisclosure covenants.

C. Some portions of those payments and benefits constitute “deferred compensation” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the parts of the Employment Agreement providing for deferred compensation constitute a separation pay arrangement under Proposed Treasury Regulation Section 1.409A-1(b)(9) (the “Separation Pay Arrangement”).

D. To avoid violating the requirements of Code Section 409A and thereby triggering the sanctions that otherwise would have been imposed on me by that section, the Company and I have agreed to amend the Separation Pay Arrangement to terminate my participation therein during 2005; and during and for that year, to provide and include in my taxable income the payments and benefits specified in this Agreement in full satisfaction of all amounts due to me under the Separation Pay Arrangement, all as permitted under, and consistent with, the terms of Q&A 20 of IRS Notice 2005-1.

AGREEMENT

1. Employment Termination.

(a) General Terms. The Company and I agree that (i) my last day of employment with the Company and its affiliates and my last day worked was August 10, 2005 (my “Severance Date”); and (ii) this Agreement was first delivered to me on November 1, 2005 (my “Delivery Date”).

(b) Termination of Separation Pay Arrangement; Satisfaction of Obligations.

(1) Termination of Separation Pay Arrangement. I hereby acknowledge, agree and elect that the Separation Pay Arrangement hereby is immediately terminated with all benefits otherwise due thereunder to be paid and satisfied pursuant to the terms of this Agreement, all as permitted under, and consistent with, the terms of Q&A 20 of IRS Notice 2005-1.

(2) Satisfaction of Obligations. I understand that the payments, benefits and other consideration provided by the Company under this Agreement are in full and final satisfaction of all obligations that the Company and its affiliates might have to me, except as otherwise specified or acknowledged in this Agreement (including without limitation, in subsection (b)(4) hereof). For example, except as otherwise specified or acknowledged in this Agreement, these payments and benefits replace any and all obligations of the Company or its affiliates under any and all letters, agreements, understandings, plans and policies, relating to my employment and my severance (including but not limited to the terminated portions of the Employment Agreement described in subsection (b)(3) hereof, the Performance Share Agreement (2003), the 2004-2005 Time Lapse Restricted Share and Performance Share Agreement, and the Company Tier I Change of Control Employment Agreement (2001)). I agree that the payments and benefits described in Schedule A to this Agreement are adequate consideration for (i) the promises and covenants I make in this Agreement, (ii) the releases in or given pursuant to this Agreement, and (iii) my complete release of all claims as described in those releases.

(3) Terminated Portions of Employment Agreement. I acknowledge and agree that, except as specified on Schedule B hereto, the articles and sections of the Employment Agreement listed on Schedule B hereto and all provisions therein hereby are terminated along with all rights and obligations of the parties set forth in such articles and sections.

(4) Surviving Portions of Employment Agreement. I acknowledge and agree that, except as specified on Schedule C hereto, the articles and sections of the Employment Agreement listed on Schedule C hereto (the “Surviving Provisions”) will not be terminated as a result of my entering into this Agreement but will survive and continue in effect under and subject to their current terms without regard to this Agreement.

(c) No Other Benefits. I understand that I will not be eligible for, and I will not receive, any compensation or benefits from the Company or its affiliates, or under any plan or arrangement in which the Company or any of its affiliates participate, which are not specified or acknowledged in this Agreement or in the Surviving Provisions, unless the Company or any of its affiliates are required to provide them under applicable law and, then, only to the extent of that requirement.

2. Payments and Benefits Following My Severance Date.

(a) General Conditions. The Company promises that, as soon as practicable after the end of my 7-day revocation period referenced in clause (iii) hereof (and as required by Code Section 409A with respect to the payments and benefits that formerly were payable under the Separation Pay Arrangement (all of which are described in Sections 1, 2 and 3 of Schedule A to this Agreement), no later than December 31, 2005), I will be entitled to receive, and the Company will pay, the payments and benefits as described in Schedule A to this Agreement. However, for these payments and benefits to be due (i) I must have signed, dated and returned this Agreement to the Company on or within 21 days after my Delivery Date; (ii) I must not have revoked this Agreement; and (iii) the 7-day revocation period described in Section 4 must have expired.

(b) Taxes. I am responsible for paying any and all taxes on amounts I receive or that are paid on my behalf under the terms of this Agreement. I agree that the Company will withhold all taxes it determines it is legally required to withhold.

3. Post-Termination Obligations.

(a) Cooperation.

(1) Return of Materials. I have returned to the Company all equipment, files, materials, documents, credit cards, keys, computers and other items, that belong to the Company or its affiliates and that were in my possession. I agree that I do not have any proprietary or other rights to any materials or information I used or developed for the Company or its affiliates.

(2) No Disparaging Statements. Except as required by applicable law or in the event of litigation between the Company and me, I agree that for a period of 1 year after my Severance Date, I will not make any disparaging statements about any of the Released Parties to the press (including without limitation any newspaper, magazine, radio station or television station) without the prior written consent of the Company. Except as required by applicable law or in the event of litigation between the Company and me, the Company agrees that for a period of 1 year after my Severance Date, it will not make any disparaging statements about me to the press (including without limitation any newspaper, magazine, radio station or television station) without my prior written consent. Notwithstanding the foregoing, it is understood and agreed that the Company and I will each be entitled to make statements to the press consistent with, and limited in substance to, the Company’s August 10, 2005 press release, a copy of which is attached hereto as Schedule D hereof regarding the reason for my separation from employment with the Company, without violating the provisions of this Agreement.

(3) Assistance in Litigation. Upon reasonable notice, I will furnish such information and assistance to the Company as may reasonably be required by the Company in connection with any litigation (other than litigation between the Company and me) in which it is, or may become, a party, and which arises out of facts and circumstances known to me. As part of this assistance, at the request of the Company, I will cooperate with the Company and its affiliates as a fact witness (i.e., a witness having knowledge of facts related to a particular dispute) in all matters (other than litigation between the Company and me) about which I have knowledge as a result of my position with the Company and its affiliates. To the extent practicable and within the control of the Company, the Company will use reasonable efforts to schedule the timing of my participation in any such witness and other assistance activities in a reasonable manner to take into account my then current employment, and will pay the reasonable documented out-of-pocket expenses that the Company pre-approves and that I incur for travel required by the Company with respect to these activities; provided, the Company will not compensate me (other than reimbursement for my out-of-pocket expenses) for serving as a fact witness.

(b) Nondisclosure. I acknowledge that, as an integral part of the Company’s business, the Company and its affiliates have developed at a considerable investment of time and expense, plans, procedures, methods of operation, methods of production, financial data, lists of actual and potential customers and suppliers, marketing strategies, plans for development and expansion, customer and supplier data, and other confidential and sensitive information. I acknowledge that the Company and its affiliates have legitimate business interests in protecting the confidentiality of that information and that in my position I have been entrusted with that information. Therefore, I acknowledge a continuing responsibility to protect that information and agree as follows:

(1) Restrictions. I agree to treat as confidential and will not, without the prior written approval of the Company in each instance, use, publish, disclose, copyright or authorize anyone else to use, publish, disclose or copyright, any Confidential Information (as defined below) or any Trade Secrets (as defined below), first obtained by me during my employment with the Company or its affiliates, whether or not the Confidential Information or Trade Secrets are in written or other tangible form. This restriction will continue to apply for a period of 1 year after my Severance Date (and, in the case of a Trade Secret, for as long as that information remains a Trade Secret). I acknowledge and agree that the prohibitions against disclosure and use of Confidential Information recited in this section are in addition to, and not in lieu of, any rights or remedies that the Company or its affiliates may have available under the laws of the State of Georgia to prevent the disclosure of Trade Secrets, including but not limited to the Georgia Trade Secrets Act of 1990, Ga. Code Ann. Sections 10-1-760, et seq.

(2) Company Property. I agree that all records, notes, files, drawings, documents, plans and like items, and all copies of them, relating to or containing or disclosing Confidential Information or Trade Secrets of the Company or its affiliates (i) which were made or kept by me, or (ii) which were disclosed to me or came into my possession, are and will remain the sole and exclusive property of the Company or its affiliates. I have delivered to my supervisor or my supervisor’s designee, the originals and all copies of any and all of the items described above.

(3) Definition of Trade Secrets. “Trade Secrets” means data and information that the Company or its affiliates owns or licenses including, but not limited to, technical or nontechnical data, formulae, patterns, compilations, programs, devices, methods, techniques, drawings, processes, financial data, financial and business plans, product plans or lists of actual or potential customers or suppliers, which (i) derive economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons or entities who can obtain economic value from their disclosure or use; (ii) are the subject of efforts that are reasonable under the circumstances to maintain their secrecy; and (iii) are protected as trade secrets under the Georgia Trade Secrets Act of 1990, Ga. Code Ann. Sections 10-1-760, et seq.

(4) Definition of Confidential Information. “Confidential Information” means data and information relating to the business of the Company or its affiliates (i) which the Company or its affiliates have disclosed to me, or of which I became aware as a consequence of or in the course of my employment with the Company, (ii) which have value to the Company or its affiliates, and (iii) which are not generally known to its competitors or third parties. Confidential Information will not include any data or information that the Company or its affiliates have voluntarily disclosed to the public (except where I made or caused that public disclosure without authorization), that others have independently developed and disclosed to me after my Severance Date without violating any duty to the Company, or to the public, or that otherwise enters the public domain through lawful means.

(c) Non-Solicitation of Employees. I agree that, for the 1-year period immediately following my Severance Date, unless otherwise authorized by the Company, I will not actively recruit, solicit or induce any person or entity, who within 1 year prior to my Severance Date was an employee, agent, representative or sales person of the Company and with whom I had contact, to leave or cease his or her employment or other relationship with the Company for any reason whatsoever.

(d) Non-Solicitation of Customers. I agree that, for the 1-year period immediately following my Severance Date, I will not, on my own behalf or on behalf of any person, firm, partnership, association, corporation or other business, organization, entity or enterprise, knowingly solicit, call upon, or initiate communication or contact with, any person or entity or any representative of any person or entity, with which I had contact during my employment with the Company, in order to sell or provide any Sporting Equipment (as defined in subsection (e) hereof). The restrictions set forth in this subsection will apply only to persons or entities with which I had actual contact during the 1-year period immediately prior to my Severance Date in order to sell or provide any Sporting Equipment.

(e) Non-Competition. I acknowledge that I have been a significant, key person in the business of the Company and its affiliates and was in a position of selective and specialized skills, learning abilities, customer contacts and customer information, as a result of my relationship with the Company. I agree that, without the prior written consent of the Company, for the 1-year period immediately following my Severance Date, I will not compete with the Company by managing, in the same or similar capacity in which I worked for the Company, a business engaged in the manufacturing, marketing and/or wholesaling of athletic uniforms; athletic footwear; sporting goods; athletic equipment and accessories for sport, outdoor and fitness activities; camouflage apparel; athletic supporters; knee and elbow pads; braces and protective equipment; basketballs and other inflatable sporting goods products; gymnastics equipment; team uniforms; basketball backboard and backboard systems and accessories; activewear; running apparel; and basketball equipment for the National Basketball Association (collectively “Sporting Equipment”). This limitation will only restrict me from working in a geographic locale which is within a 25-mile radius of 3330 Cumberland Boulevard, SE, Atlanta, Georgia 30339 (although I may be physically present in said locale as long as I do not simultaneously work in a manner otherwise restricted hereunder). I acknowledge and agree that this non-compete provision is reasonable and only restricts me, for a reasonable period of time (equal to the period for which I received continuing salary and bonus payments), from performing the same or substantially similar services, in the same capacity, in the same industry and in the same geographic area, in which I performed services for the Company.

4. Notice and Acknowledgement.

I acknowledge that, before signing this Agreement, I was given a period of at least 21 days in which to consider this Agreement. I understand this Agreement and am entering into it voluntarily. If I choose to sign this Agreement before the 21 days have elapsed since this Agreement was delivered to me, I agree that I have done so knowingly and voluntarily without coercion or duress of any kind. I further acknowledge that the Company has encouraged and does encourage me to discuss this Agreement with an attorney before signing it and that I did so to the extent I deemed appropriate. In any event, before I sign this Agreement, I will have thoroughly reviewed, carefully considered and understood its effect. Also, after I have signed this Agreement, I have 7 days to reconsider and revoke it, but I must do so within that 7-day period by providing written notice to the Company, attention Senior Vice President, Human Resources.

5. General Releases.

(a) Release by Executive.

(1) Release. Except for the exception noted in the last sentence of Section 5(a)(2) hereof, the indemnification provided in Article 18 of the Employment Agreement (which also is a Surviving Provision) and for indemnification rights I may have under the Company’s Bylaws, other documents or policies, or the Company’s director and officer liability insurance policies, I agree to forever, irrevocably and unconditionally, release and discharge the Company and other Released Parties (as defined below) from any and all claims, promises, actions, causes of action and liabilities of any kind or nature, whether known or unknown, which I now have or have ever had against the Company or other Released Parties for anything, or related in any way to anything, occurring on or before the date I sign this Agreement. This release includes, without limitation, but with the exception noted in the last sentence of Section 5(a)(2) hereof, all known and unknown claims, promises, actions, causes of action and liabilities, of any kind or nature resulting from or relating to my employment with the Company or the termination of that employment.

(2) Inclusions. This release includes, but is not limited to, any claims for back pay, bonuses, incentive compensation, reinstatement, personal injuries, breach of contract (express or implied) or breach of any covenant of good faith and fair dealing (express or implied), or for recovery of any losses or other damages to me or my property based on any claim which could have been asserted under Title VII of the Civil Rights Act of 1964, 42 U.S.C. Section 2000e et seq.; the Age Discrimination in Employment Act of 1967, 29 U.S.C. Section 621 et seq.; the Americans with Disabilities Act of 1990, 42 U.S.C. Section 12101 et seq.; the Employee Retirement Income Security Act of 1974, 29 U.S.C. Section 1001 et seq.(“ERISA”); or any other federal, state or local statutory or common law. This release will not apply to any claim for payments or benefits that I may have or that are specifically acknowledged under the terms of this Agreement.

(3) Released Parties. As used in this Agreement, the “Released Parties” are the Company and all of its affiliates, related companies, partnerships or joint ventures, including but not limited to direct and indirect parent and subsidiary companies, and their predecessors and successors; and, with regard to each of those entities, except for me, all of its past and present employees, officers, directors, stockholders, owners, representatives, assigns, attorneys, agents, insurers, employee benefit programs (and the trustees, administrators, fiduciaries and insurers of these programs) and any other persons acting by, through, under or in concert with any of the persons or entities listed in this subsection. I understand that this release covers me and anyone who might have a claim through me or because of me, such as a past, current or future spouse, my family, heirs, executors, representatives, agents and their successors and assigns.

(4) No Lawsuits. I have not filed or caused to be filed any lawsuit, complaint or charge with respect to any claim I am releasing in this Agreement. I promise never to file or pursue a lawsuit, complaint or charge based on any claim released by this Agreement, except that I may participate in an investigation or proceeding conducted by an agency of the United States Government or of any state. I also have not assigned or transferred any claim I am releasing, nor have I purported to do so.

(5) Release of Age Claims. I expressly and specifically waive any and all rights or claims which I may have under the Age Discrimination in Employment Act of 1967, 29 U.S.C. Section 621 et seq. (the “ADEA”). I acknowledge that this waiver is knowingly and voluntarily made and specifically agree that (i) this waiver is written in a manner that I understand; (ii) this waiver specifically relates to rights and claims under the ADEA; (iii) I do not waive any such rights or claims that may arise after the date I sign this Agreement; (iv) I am waiving these rights or claims in exchange for substantial consideration in excess of anything of value to which I am otherwise entitled to receive; and (v) I have been advised in writing, and given the opportunity, to consult with an attorney before signing this Agreement.

(b) Release by Company.

(1) Release. The Company and its affiliates agree to forever, irrevocably and unconditionally, release and discharge me from any and all claims, promises, actions, causes of action and liabilities of any kind or nature, whether known or unknown, which the Company or its affiliates now have or have ever had against me for anything, or related in any way to anything, occurring on or before the date I sign this Agreement. This release includes, without limitation, all known and unknown claims, promises, actions, causes of action and liabilities, of any kind or nature resulting from or relating to my employment with the Company or the termination of that employment, but does not include any rights of the Company under the terms of this Agreement.

(2) No Lawsuits. Neither the Company nor its affiliates has filed or caused to be filed any lawsuit, complaint or charge with respect to any claim any of them is releasing in this Agreement. The Company and its affiliates promise never to file or pursue a lawsuit, complaint or charge based on any claim released by this Agreement, except that they may participate in an investigation or proceeding conducted by an agency of the United States Government or of any state. Neither the Company nor any of its affiliates has assigned or transferred any claim any of them is releasing, nor has any of them purported to do so.

6. Consequences of Violating My Promises or Breaching My Release.

(a) Severability. I acknowledge and agree that the non-competition and other restrictive covenants contained herein are reasonable and valid and do not impose limitations greater than those that are necessary to protect the Company’s business interests and confidential information. The parties agree that the invalidity or unenforceability of any one or more of the covenants, other provisions or parts thereof (collectively “Covenants”) will not affect the validity or enforceability of the other Covenants, all of which are inserted conditionally on their being valid in law. In the event one or more Covenants contained herein are ruled invalid, this Agreement will be construed as if such invalid Covenant had not been inserted. The parties hereto agree that the Covenants contained in this Agreement are severable and divisible; that none of such Covenants depends on any other Covenant for its enforceability; that such Covenants constitute enforceable obligations between the parties; that each such Covenant will be construed as an agreement independent of any other Covenant of this Agreement; and that the existence of any claim or cause of action by one party to this Agreement against the other party to this Agreement, whether predicated on this Agreement or otherwise, will not constitute a defense to the enforcement by any party to this Agreement of any such Covenant.

(b) Damage and Relief. I understand that the promises I made in Section 3 and the releases I provided in Section 5 are especially important reasons why the Company offered me the payments and benefits described in this Agreement. Therefore, I agree that, in the event of any failure by me to comply substantially with any of my obligations contained in Section 3 or 5 of this Agreement (including but not limited to any promise or release set forth therein; a “Failure”), the Company and its affiliates may (i) recover from me all damages, losses, liabilities, costs (including, without limitation, reasonable attorneys’ fees and court costs), and reasonable expenses, incurred by the Company and arising out of or due to such Failure; and (ii) offset the Company’s damages by stopping all of the payments and benefits to me immediately and, to the extent of the Company’s damages, recover from me, and I agree to repay, any payments and benefits that I already received under this Agreement. Notwithstanding the foregoing, no action shall be taken by the Company pursuant to this subsection (b) unless (i) the Company has given me prior written notice of any Failure, and (ii) (A) I do not substantially cure such Failure within 30 days after I receive such notice, and/or (B) such Failure continues or is recommenced after such 30-day period; provided, no such written notice or 30-day cure period will be required for the Company to seek and obtain an injunction ordering me to cease any such Failure. I understand that no provision in this Agreement is to be construed as a waiver or prohibition against the Company pursuing any other legal or equitable remedy (including injunctive relief) for a breach of this Agreement. Notwithstanding any provision to the contrary contained herein, under no circumstances will my liability to the Company pursuant to this Agreement exceed $2,900,000 in the aggregate. I understand, however, that this section will not apply to any challenge of the validity of the release given under the ADEA.

7. Miscellaneous Provisions.

(a) Binding Agreement. I understand that this Agreement is final and binding. I have carefully read and fully understand all of the provisions of this Agreement.

(b) Entire Agreement. This Agreement and the attached schedule(s) form the entire agreement between the Company and me regarding any and all amounts and benefits owed to me by the Company as a result of my employment and the termination of my employment with the Company. This Agreement may not be modified or canceled in any manner except by a writing signed by both an authorized official of the Company and me. I acknowledge that the Company has made no representations or promises to me, written or oral, other than those in this Agreement.

(c) Successors. This Agreement binds my heirs, administrators, representatives, executors, successors and assigns, and will continue to benefit all Released Parties and their respective heirs, administrators, representatives, executors, successors and assigns.

(d) Affiliates. For all purposes of this Agreement, the term “affiliate” means, with respect to the Company, an entity that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with, the Company. For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through ownership of voting securities, by contract interest or otherwise.

(e) Governing Law and Jurisdiction. Other than the Surviving Provisions which will continue to be construed under Alabama law as provided in Article 30 of the Employment

Agreement (see Schedule C hereto), this Agreement will be governed by the statutes and common law of the State of Georgia, excepting its laws and principles related to conflicts of laws. Any case or controversy arising under or in connection with this Agreement must be brought in the Superior Court of Cobb County, Georgia. The parties hereby consent to the jurisdiction of the Superior Court of Cobb County, Georgia, and hereby waive any defense of lack of personal jurisdiction or venue of such court.

(f) Interpretation. Section and subsection headings are provided only for convenience, and they are not intended to influence the meaning of the provisions. This Agreement is to be construed as a whole according to its fair meaning; it is not to be construed for or against the Company or me. I acknowledge that this Agreement is not an admission of guilt or wrongdoing by the Company.

(g) Blue Penciling. If any court or arbitrator determines that any of the provisions contained in this Agreement, or any part of it, are unenforceable because of the length of any period of time, the size of any area or the scope of activities contained in those provision(s), then that period of time, area or scope will be considered to be adjusted to a period of time, area or scope which would cure that invalidity, and those provisions in their revised form will then be enforced to the maximum extent permitted by applicable law.

(h) Severability. If any part of this Agreement, for any reason, is declared invalid by an arbitrator or a court of competent jurisdiction, that decision or determination will not affect the validity of any remaining portion, and that remaining portion will remain in force and effect as if this Agreement had been signed without the invalid portion; but at the same time, the provision declared invalid will not be invalidated in its entirety, but will be observed and performed by the parties to the extent that provision is valid and enforceable.

(i) Counterparts. This Agreement may be signed in counterparts, and the signed counterparts will form a single agreement.

(j) Agreement of the Company. By execution of this Agreement, the Company evidences its agreement to be bound by all of the obligations specified herein in favor of Jonathan R. Letzler.

November 10, 2005		/s/ Jonathan R. Letzler
Date		Jonathan R. Letzler

RUSSELL CORPORATION

November 10, 2005	By:	/s/ Floyd G. Hoffman
Date	Title:	Sr. Vice President, General Counsel and Secretary

SCHEDULE A

SEVERANCE BENEFITS

1.	Cash Payment of Severance Benefit. I will receive a one-time, lump-sum payment in cash of $1,899,461.21, less applicable taxes and withholdings, which is equal to the sum of the following items:

(a)	Lump-Sum Salary Benefit. $23,128.21, which is equal to the amount of my base salary for the period from my Severance Date through August 31, 2005.

(b)	Salary-Based Severance Pay. $880,000.00, which is equal to the amount of 2 year’s of my base salary as in effect on my Severance Date and the amount of my base salary compensation I would have been eligible to receive under the terms of my Separation Pay Arrangement if it had not been terminated.

(c)	Bonus-Based Severance Pay. $568,333.00, which is equal to the amount of bonus compensation I would have been eligible to receive under the terms of my Separation Pay Arrangement if it had not been terminated.

(d)	Additional Retirement Benefit. $358,000.00, which is equal to the actuarial-equivalent, present-value amount of the additional retirement benefit I would have been eligible to receive under the terms of my Separation Pay Arrangement if it had not been terminated.

(e)	Group Health Plan Subsidy. $70,000.00, which is equal to the actuarial-equivalent, present-value amount of the group health plan subsidy I would have been entitled to receive under the terms of my Separation Pay Arrangement if it had not been terminated.

2.	Stock Payment of Severance Benefit. I will receive a one-time transfer of 100,000 shares of the Company’s common stock, less the number of such shares withheld to pay applicable taxes and other withholdings, which is equal to the sum of the following:

(a)	Restricted Stock. 30,000 shares, which is equal to the number of restricted stock units that vested upon my termination of employment and that I would have been eligible to receive under the Separation Pay Arrangement if it had not been terminated.

(b)	Performance Shares. 70,000 shares, which is equal to the number of performance share units that I would have been eligible to receive under the Separation Pay Arrangement if it had not been terminated.

3.	Reimbursement of Legal Fees and Other Expenses for Negotiations. To the extent I incur reasonable legal fees or other reasonable expenses (including reasonable fees of attorneys, accountants and financial advisors) with respect to the analysis of the amounts payable under this Agreement, the negotiation of this Agreement and the finalization of this Agreement, I will receive a reimbursement for such reasonable fees and expenses, provided and to the extent that, by December 1, 2005, I provide the Company with detailed billing statements that itemizes such fees and expenses in such detail as the Company customarily requires of its service providers providing similar services, subject to my right to retain my attorney-client confidentiality privilege. I also will receive an additional amount such that, after I pay all federal income, state income, and Social Security (FICA) taxes on the total amount of such reasonable fees and expenses and this additional amount, I will have a remaining balance from the amount paid under this section, to pay all such reasonable fees and expenses. In particular, the amount of the gross up will be calculated by dividing the total amount of such reimbursable fees and expenses by 59.65% (i.e., the difference between (a) 1.00, and (b) the Effective Tax Rate). The “Effective Tax Rate” (40.35%) is the marginal individual tax rate for U.S. federal income tax purposes (35%), plus the marginal individual tax rate for Georgia state income tax purposes (6%), plus the employee’s portion of the hospital insurance portion of FICA (1.45%), minus the Effective Reduction (2.1%). The “Effective Reduction” is the reduction of the individual’s federal income tax liability attributable to the deductibility of state income taxes (but figured without taking into account any phase outs of itemized deductions applicable to the individual); it is the product of (i) the marginal individual tax rate for Georgia state income tax purposes, and (ii) the marginal federal income tax rate applicable to the taxable income that is reduced by the deductibility of the Georgia income tax (2.1%, (i.e., 6% X 35%)).

4.	Reimbursement for Legal Fees and Other Expenses for Disputes. To the extent that I incur reasonable legal fees or other reasonable expenses (including reasonable expert witness and accounting fees), in an effort to secure, preserve, establish entitlement to, obtain benefits or defend my rights under this Agreement (including the reasonable fees and expenses of my legal counsel), if I prevail in a material respect in such effort, the Company will reimburse me for such fees and expenses on a current basis with 10 days of the later of (i) the date the Company receives my written submission of a request for reimbursement, together with evidence (in similar detail to that required in paragraph 3 above) that such fees and expenses were incurred, and (ii) to the extent any amounts requested hereunder are disputed by the Company, the date such dispute is resolved; provided, the Company’s reimbursement must be made by March 15 of the calendar year following the calendar year in which I prevail in a material respect in such effort. In addition, within the same reimbursement timeframes, the Company will pay me an additional payment such that, after payment of all taxes on such reimbursement amount, there remains a balance sufficient to pay all such fees and other expenses; provided, I must submit my request for reimbursement no later than January 31 of the calendar year following the calendar year in which I prevail in a material respect in such effort.

5.	COBRA Coverage. Under the Consolidated Omnibus Reconciliation Act of 1985, as amended (“COBRA”), I will have the opportunity to elect continuation coverage of my medical, vision and dental benefits for myself, my spouse and/or eligible dependents if I was participating in the Company’s plans for those benefits as of my Severance Date. If elected in a timely manner, COBRA coverage generally will end on the last day of the 18th month following August 31, 2005 (unless an earlier end date or an extension is required under COBRA). If and to the extent I timely elect COBRA continuation coverage, I will be responsible for paying the full cost of the COBRA continuation coverage in accordance with the procedures of the Company generally applicable to all qualified beneficiaries receiving COBRA continuation coverage.

6.	Group Health Plan. As an acknowledgement of, but not a modification to, the terms of the Company’s group health plan as in effect as of and before my Severance Date (which terms are not part of my Separation Pay Arrangement), I will be entitled to reimbursement of any claims incurred under and pursuant to the terms of that plan on or before August 31, 2005.

7.	ERISA Retirement Plans. As an acknowledgement of, but not a modification to, the terms of the Company’s qualified and nonqualified retirement plans (including but not limited to the Company’s Flexible Deferral Plan, Supplemental Executive Retirement Plan and Supplemental Retirement Benefit Plan) which are subject to ERISA and in which I was a participant with an accrued benefit as of my Severance Date (which terms are not part of my Separation Pay Arrangement), I will be entitled to receive all of my vested accrued benefits under and pursuant to the terms of those plans.

8.	Stock Options. As an acknowledgement of, but not modification to, the original terms of the stock option awards previously granted to me and outstanding on my Severance Date (which terms are not part of my Separation Pay Arrangement), all of such awards became fully vested as of my Severance Date, and I have a period of 3 years from my Severance Date (or until the applicable expiration dates of such options, if earlier) to exercise such options.

SCHEDULE B

LIST OF EMPLOYMENT AGREEMENT ARTICLES AND SECTIONS

TERMINATED IN CONJUNCTION WITH THIS AGREEMENT

(SEE SECTION 1(b)(3))

1.	Article 1. Employment of Executive

2.	Article 2. Position, Responsibility and Duties

3.	Article 3. Term

4.	Article 4. Compensation

5.	Section 5.2. Restricted Stock

6.	Section 5.3. Performance Shares

7.	Article 6. Other Employee Benefits

8.	Article 7. Disability Benefits

9.	Article 9. Vacation

10.	Article 10. Termination Compensation

11.	Article 12. Post-Termination Obligations

12.	Article 13. Certain Additional Payments by the Company; provided, said Article will survive but only with respect to any excise tax that may become payable under said Article exclusively as a result of the application of Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), and any tax gross up related solely to Code Section 4999 calculated without consideration of any tax due as a result of Code Section 409A.

13.	Article 14. Professional Fees

14.	Article 16. Additional Obligations Upon a Change in Control

15.	Article 21. Waiver of Certain Other Rights

16.	Article 22. Other Rights

SCHEDULE C

LIST OF EMPLOYMENT AGREEMENT ARTICLES AND SECTIONS NOT

TERMINATED AS A RESULT OF ENTERING INTO THIS AGREEMENT

(SEE SECTION 1(b)(4))

1.	Section 5.1. Stock Options

2.	Article 8. Reimbursement of Expenses, Office and Secretarial Assistance

3.	Article 11. Reimbursement of Certain Expenses

4.	Article 13. Certain Additional Payments by the Company; provided, said Article will survive but only with respect to any excise tax that may become payable under said Article exclusively as a result of the application of Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) and any tax gross up related solely to Code Section 4999 calculated without consideration of any tax due as a result of Code Section 409A; and, provided further, any payment due under said Article will be paid in full within 2-1/2 months after the end of the Company’s tax year within which any such amount due under Article 13 first ceases to be subject to a substantial risk of forfeiture so as to be eligible for the short-term deferral rule under Code Section 409A such that such payment will not constitute deferred compensation under Section 409A, and the parties agree to construe and carry out this provision in a manner that complies with the short-term deferral rule under Code Section 409A.

5.	Article 15. Interest

6.	Article 17. Beneficiary

7.	Article 18. Indemnification

8.	Article 19. No Set-Off or Mitigation

9.	Article 20. No Deference

10.	Article 23. Successors

11.	Article 24. No Waiver

12.	Article 25. Definition

13.	Article 26. Severability

14.	Article 27. Assignment Prohibited

15.	Article 28. No Attachment

16.	Article 29. Headings

17.	Article 30. Governing Law

v

18.	Article 31. Binding Effect

19.	Article 32. Counterparts

20.	Article 33. Notices

21.	Article 34. Modification of Agreement

22.	Article 35. Taxes

23.	Article 36. Recitals

24.	Article 37. Effect of Prior Agreement

SCHEDULE D

PERMITTED STATEMENTS BY THE COMPANY

(SEE SECTION 3(a)(2))

RUSSELL PRESS RELEASE 8.10.05

ATLANTA, Aug. 10/PRNewswire-FirstCall/ — Russell Corporation (NYSE: RML - News) announced today that as part of an effort to flatten its organizational structure, it will eliminate the position of president and chief operating officer. Based on that change, Jon Letzler, who has filled that position since July 2001, will be leaving the company effective immediately, ADVERTISEMENT

(Logo: http://www.newscom.com/cgi-bin/prnh/20030630/RMLCORPLOGO )

According to Jack Ward, chairman and CEO, “Working with Jon, we have concluded that eliminating this position will help speed processes and create more accountability within the business units. We are appreciative of Jon’s many contributions during his nearly seven years at Russell.”

Russell anticipates taking an extraordinary charge in the third quarter related to Mr. Letzler’s existing employment agreement. The impact to fulfill the Company’s financial obligation to Mr. Letzler approximates $0.05 to $0.06 per diluted share.

About Russell Corporation

Russell Corporation is a leading branded athletic and sporting goods company marketing athletic apparel, uniforms, footwear and equipment for a wide variety of sports, outdoor and fitness activities. The Company’s major brands include Russell Athletic®, JERZEES®, Spalding®, Brooks, Huffy Sports®, Bike®, Moving Comfort®, AAI® and Mossy Oak®. The Company’s common stock is listed on the New York Stock Exchange under the symbol RML and its web site address is http://www.russellcorp.com.

Source: Russell Corporation